PAGE 1

                                  UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C.  20549


                                    FORM 11-K


          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
              SECURITIES EXCHANGE ACT OF 1934

                   For the fiscal year ended December 31, 1995

                                       or

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
              THE SECURITIES EXCHANGE ACT OF 1934



                          Commission file number 1-8022



                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN



                                 CSX CORPORATION
                             A Virginia Corporation
                  IRS Employer Identification Number 62-1051971
                                One James Center
                              901 East Cary Street
                            Richmond, Virginia 23219
                            Telephone (804) 782-1400

















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          PAGE 2
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                          INDEX TO FINANCIAL STATEMENTS



Audited Financial Statements                                       Page No.

       Report of Independent Auditors                                  3

       Statements of Financial Condition
         - December 31, 1995, 1994 and 1993                            4

       Statements of Income and Changes in Plan Equity
         - Years Ended December 31, 1995, 1994 and 1993                5

       Notes to Financial Statements                                   6-9

Signature                                                              10





































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          PAGE 3


                         Report of Independent Auditors



Board of Directors
CSX Corporation 1991 Employees Stock Purchase and Dividend Reinvestment Plan CSX Corporation
Richmond, Virginia



          We have audited the accompanying statements of financial condition of the CSX Corporation 1991 Employees Stock Purchase and Dividend Reinvestment Plan ("Plan") as of December 31, 1995, 1994 and 1993, and the related statements of income and changes in plan equity for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

          We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

          In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of the Plan at December 31, 1995, 1994 and 1993, and the results of its operations and changes in plan equity for the years then ended, in conformity with generally accepted accounting principles.




                                           /s/ ERNST & YOUNG LLP
                                           ---------------------
                                           Ernst & Young LLP

Jacksonville, Florida
March 26, 1996












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          PAGE 4
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                        STATEMENTS OF FINANCIAL CONDITION


                                                     December 31
                                         ------------------------------------
                                            1995         1994         1993
                                         ----------   ----------   ----------
ASSETS
  Investments
    Common Stock of CSX Corporation      $9,203,201   $5,760,634   $4,618,160
      (At December 31, 1995 - 201,714
       Shares; Cost - $7,458,418; at
       December 31, 1994 - 82,738
       Shares; Cost - $5,885,712; at
       December 31, 1993 - 56,405
       Shares; Cost - $3,805,160)

     Cash                                    33,939       61,637       35,005
                                         ----------   ----------   ----------
                                          9,237,140    5,822,271    4,653,165

  Participant Contributions Receivable      121,818      117,354      104,944
  Employer Contributions Receivable          20,661       32,001       16,697
  Other Receivables                           9,082        8,561        6,083
                                         ----------   ----------   ----------
  TOTAL ASSETS                           $9,388,701   $5,980,187   $4,780,889
                                         ==========   ==========   ==========

LIABILITIES AND PLAN EQUITY
  Other Liabilities                      $   31,822   $   67,706   $   34,858
  Plan Equity                             9,356,879    5,912,481    4,746,031
                                         ----------   ----------   ----------
  TOTAL LIABILITIES AND PLAN
    EQUITY                               $9,388,701   $5,980,187   $4,780,889
                                         ==========   ==========   ==========




See Notes to Financial Statements.














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          PAGE 5
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                 STATEMENTS OF INCOME AND CHANGES IN PLAN EQUITY



                                                Year Ended December 31,
                                         ------------------------------------
                                            1995         1994         1993
                                         ----------   ----------   ----------

INCOME
  Investment Income -
    Dividends and Interest               $  182,842   $  119,338   $   71,921
  Participant Contributions               1,868,093    1,892,991    1,651,956
  Employer Contributions                    347,100      335,944      283,297
  Net Realized Appreciation in Fair
    Value of Common Stock of CSX
    Corporation                              81,722       99,615       69,665
  Net Unrealized Appreciation
    (Depreciation) in Fair Value
    of Common Stock of CSX Corporation    1,869,860     (938,078)     523,490
                                         ----------   ----------   ----------
                                          4,349,617    1,509,810    2,600,329

EXPENSES
  Participant Distributions                (905,219)    (343,360)    (291,766)
                                         ----------   ----------   ----------
     NET INCREASE IN PLAN
       EQUITY                             3,444,398    1,166,450    2,308,563

Plan Equity at Beginning
  of Year                                 5,912,481    4,746,031    2,437,468
                                         ----------   ----------   ----------
     PLAN EQUITY AT END
       OF YEAR                           $9,356,879   $5,912,481   $4,746,031
                                         ==========   ==========   ==========




See Notes to Financial Statements.














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          PAGE 6
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 1995

NOTE 1.  SIGNIFICANT ACCOUNTING POLICIES

The accounts of the Plan are maintained on the accrual basis. All security transactions are recorded as of the trade date.

Investments in CSX Corporation ("CSX") common stock are presented at fair value. Fair value is based upon the last reported sales price on the last business day of the Plan year.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, income and expenses. Actual results could differ from those estimates.

NOTE 2.  DESCRIPTION OF THE PLAN

A complete description of Plan provisions including those relating to contributions, vesting, withdrawals and distributions is contained in the Summary Plan Description and the Plan document. The Plan document, which includes the Summary Plan Description, was filed with the Securities and Exchange Commission on July 15, 1991. Copies of these documents are available from the CSX Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General: The Plan is a defined contribution common stock purchase plan and was established effective September 1, 1991. The Plan is not a qualified Plan under the definitions of the Internal Revenue Code of 1986, as amended ("IRC") and is not subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended ("ERISA"). Plan participation is limited to certain employees, other than officers and key employees, of CSX and affiliated companies (the "Employer").

Investment Alternatives: Participant and Employer contributions are invested in one investment fund that purchases shares of CSX common stock in open market transactions.

Amounts deposited to the investment fund may be temporarily retained as cash or invested in cash equivalents to facilitate the investment or reinvestment of Plan assets and the distribution of account balances to participants.

Participant Contributions: Upon enrollment, each participant directs that an aggregate monthly amount (together with amounts invested in any other employee stock purchase plan of CSX or its subsidiaries) neither less than $25 nor more than $1,500 be contributed on his or her behalf by payroll withholding and be deposited in the investment fund. All cash dividends are used to purchase additional shares of CSX common stock for participants' accounts. The Employer may make special contributions on behalf of selected participants at any time and are not subject to the $1,500 monthly limitation.



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          PAGE 7
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

NOTE 2.  DESCRIPTION OF THE PLAN, Continued

Employer Contributions: Cash contributions are made by the Employer in an amount equal to 17.65% of participant contributions and 17.65% of reinvested dividends.

Vesting, Withdrawals and Distributions: Participants are immediately vested in their voluntary contributions plus actual earnings thereon. Vesting in Employer contributions is subject to a rolling two-year holding period (as defined in the Summary Plan Description). The holding period begins on the purchase date of CSX common stock with Employer contributions and ends on the second anniversary of that purchase date. After the second anniversary date, the participant is 100% vested in the subject Employer contribution. Effective January 1, 1994, the Plan was amended to provide that those participants terminated involuntarily under the Employer's severance plan are not subject to the Plan's two-year holding period. Withdrawals and distributions are controlled in accordance with the provisions of the Plan. Amounts not fully vested at the time of withdrawal are redistributed to the individual participant accounts of those participants remaining in the Plan.

Participant Accounts: Each participant's account is credited with the participant's contribution, the appropriate portion of the Employer's contribution and Plan earnings, including reinvested dividends. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Plan Termination: Although it has not expressed any intent to do so, the Employer has the right under the Plan to discontinue its contributions at any time and to terminate the Plan. In the event of plan termination, participants will become 100% vested in their unvested Employer contributions.

Administrative Expenses: A portion of the administrative expenses of the Plan are paid by CSX. However, a participant bears the cost of any sale of CSX common stock from his or her Plan account.

NOTE 3.  INVESTMENTS

The Plan's investments are held by a bank administered trust fund. Substantially all of the assets held in this trust fund at December 31, 1995, 1994 and 1993 are invested in CSX common stock.












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          PAGE 8
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

NOTE 3.  INVESTMENTS, Continued

Net unrealized appreciation (depreciation) in fair value of CSX common stock is as follows:
                                            Year Ended December 31,
                                    ---------------------------------------
                                       1995           1994           1993
                                    ---------      ---------       --------
Beginning of Year                   $ (125,078)    $ 813,000       $289,510
End of Year                          1,744,782      (125,078)       813,000
                                    ----------     ---------       --------
Net Unrealized Appreciation
  (Depreciation) of Fair Value
  During the Year                   $1,869,860     $(938,078)      $523,490
                                    ==========     =========       ========

Net realized appreciation of investments represents the difference between the fair value of CSX common stock allocated to participants at the dates of sale or distribution and the cost of such stock determined on the basis of the "first-in", "first-out" cost applicable to each participant. Fair value and the related cost associated with such sales or distributions were $927,478 and $845,756 for the year ended December 31, 1995, respectively. Related amounts for the year ended December 31, 1994 were $339,223 and $239,608, respectively, and for the year ended December 31, 1993, $299,121 and $229,456, respectively.

NOTE 4.  INCOME TAX STATUS

The Plan does not qualify under provisions of the IRC as an entity exempt from taxation. The Plan administrative committee is not aware of any course of action or series of events that have occurred that will change the Plan's non-qualified status.

Participant contributions to the Plan are made on an after-tax basis. However, Employer contributions, earnings, dividends and gain or loss from the sale of securities realized by the Plan must be reported as income by participants annually. The participants' Employer and/or the Plan trustee will notify each participant as to the annual amount to be reported as taxable income.

Shares of CSX common stock, which are purchased by the Trustee and which are required to be held in the Plan for not less than two years during which the participant is continuously employed by CSX, are considered to be property subject to a substantial risk of forfeiture under Section 83(a) of the IRC. In the first taxable year in which the rights of a participant to begin to receive a distribution of stock are no longer subject to a substantial risk of forfeiture, an amount equal to the fair value of the stock at that time is included in gross income as additional compensation to the participant. A participant whose employment terminates for any reason other than under the Employer's severance plan and who is not disabled, retired, or dies, forfeits rights to all shares that have not been held for two years and which were purchased under the Plan by the Trustee with Employer matching contributions.


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          PAGE 9
                                 CSX CORPORATION
          1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND REINVESTMENT PLAN
                    NOTES TO FINANCIAL STATEMENTS, CONTINUED

NOTE 4.  INCOME TAX STATUS, Continued

Alternatively, a participant may desire to elect to treat as compensation and to include as gross income under Section 83(b) of the Internal Revenue Code of 1986, amounts of Employer matching contributions paid during the year to the Trustee. In such event, later appreciation, if any, in CSX common stock is not treated as compensation and the dividends are treated as dividends. If the stock for which a Section 83(b) election is in effect is forfeited at a time when it is substantially non-vested, the forfeiture is treated as a sale or exchange and the basis of the stock for gain or loss is determined by reference to its cost and any amounts reported as compensation. In determining gain or loss from the sale or exchange of the stock if a Section 83(b) election is properly made and no forfeiture occurs, the basis of the stock is determined with reference to the amounts included in gross income as a result of any election or elections made under Section 83(b), and the holding period commences when the stock is purchased under the Plan by the Trustee.

NOTE 5.  RELATED PARTY TRANSACTIONS

CSX provides the Plan with certain management and accounting services for which no fees are charged. During the years ended December 31, 1995, 1994 and 1993 the Plan received $170,556, $119,338 and $71,921, respectively, in common stock dividends from CSX.

NOTE 6.  OTHER EVENTS

On October 11, 1995, CSX's board of directors declared a 2-for-1 common stock split distributed on December 21, 1995, to shareholders of record at the close of business on December 4, 1995.























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          PAGE 10





                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the administrative committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                                     CSX CORPORATION
                                     1991 EMPLOYEES STOCK PURCHASE AND DIVIDEND
                                     REINVESTMENT PLAN

                                 By: /s/ GREGORY R. WEBER
                                     -------------------------------------------
                                     Gregory R. Weber
                                     Vice President, Controller and Treasurer
                                     CSX Corporation
                                     (Plan Sponsor)


Date:  March 28, 1996































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